UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41919

CCSC Technology International Holdings Limited

1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St

Fotan, Shatin, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Entry into a Smart Manufacturing Platform Technology Purchase Agreement with Asia Resource Holdings Limited

On April 29, 2026, CCSC Technology International Holdings Limited, a Cayman Islands company (the “Company”), as the issuer and the purchaser, entered into a smart manufacturing platform technology purchase agreement (the “Technology Purchase Agreement”) with Asia Resource Holdings Limited, a company incorporated in Seychelles (the “Seller”), as the seller, with respect to a certain smart manufacturing platform tailored for connectors, cables, wire harnesses, and related precision assembly businesses, as described more particularly therein (the “Software”).

Pursuant to the Technology Purchase Agreement, the Company agreed to acquire from the Seller all of the rights, title, and interests in the Software for consideration of an aggregate of 6,333,333 Class A ordinary shares (per share price of US$0.60) of the Company with an aggregate value of US$3,800,000 (the “Consideration Shares”). In connection with the Technology Purchase Agreement, on April 29, 2026, the Seller and 10 assignees (the “Assignees”) entered into a deed of assignment (the “Deed of Assignment”) with respect to the assignment of the Seller’s right to receive the Consideration Shares, and the Seller delivered to the Company and the Purchaser a notice of assignment (the “Notice of Assignment”). Pursuant to the Technology Purchase Agreement and the Assignment, the Consideration Shares will be issued to the Assignees on dates to be agreed upon by the Company and the Seller, subject to the satisfaction by the Seller of its obligations under the Technology Purchase Agreement.

The foregoing descriptions of the Technology Purchase Agreement, the Deed of Assignment, and the Notice of Assignment do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Technology Purchase Agreement, the Deed of Assignment, and the Notice of Assignment, which are filed as Exhibits 10.1, 10.2, and 10.3, respectively, to this Form 6-K.

The Technology Purchase Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on April 28, 2026.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-284474), as amended, and into the base prospectus included therein, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
10.1	Technology Purchase Agreement, between CCSC Technology International Holdings Limited and Asia Resource Holdings Limited, dated April 29, 2026
10.2	Deed of Assignment, between Asia Resource Holdings Limited and the person listed in Schedule 1 therein, dated April 29, 2026
10.3	Notice of Assignment, delivered by Asia Resource Holdings Limited to CCSC Technology International Holdings Limited, dated April 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCSC Technology International Holdings Limited

Date: May 1, 2026	By:	/s/ Kung Lok Chiu
	Name:	Kung Lok Chiu
	Title:	Chief Executive Officer

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